EXHIBIT 99.190
THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Balance Sheets
At September 30, 2007 and December 31, 2006
(US dollars in thousands – Unaudited)

		September 30	December 31
	Note	2007	2006
Assets
Current assets
Cash and cash equivalents		$96,443	$98,059
Accounts receivable		81,846	84,476
Product inventory		121,554	131,269
Material and supplies inventory		27,411	25,498
Prepaid expenses and other assets	6	3,421	3,015
Income and mining taxes recoverable		$20,276	—

		350,951	342,317
Property, plant and equipment	7	501,722	480,187
Reclamation deposits		26,090	23,005
Restricted cash		9,847	8,081
Goodwill		154,081	46,322

		$1,042,691	$899,912

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6	$40,578	$38,794
Acquisition cost payable	5	100,000	—
Current portion of long-term debt	8	66,893	73,758
Income and mining taxes payable		—	29,407
Future income and mining taxes		3,009	16,769

		210,480	158,728
Long-term debt	8	187,192	324,048
Asset retirement obligations	9	28,266	25,992
Sales contract liabilities	6	18,844	11,421
Severance and other liabilities		9,848	8,008
Future income and mining taxes		148,599	147,664

		603,229	675,861

Shareholders’ Equity
Common shares	10	264,724	210,857
Warrants	10	35,041	35,445
Contributed surplus	10	22,427	14,953
Retained earnings (deficit)		100,903	(27,579)
Accumulated other comprehensive income (loss)		16,367	(9,625)

		439,462	224,051

		$1,042,691	$899,912

Commitments and contingencies	19
See accompanying notes to consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Statements of Income (Loss)
Three and Nine Months Ended September 30, 2007 and 2006
(US dollars and share amounts in thousands, except per share amounts – Unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2007	2006	2007	2006
Revenues
Molybdenum sales	6	$195,905	$—	$697,895	$—
Tolling and calcining		4,951	—	18,712	—

		200,856	—	716,607	—

Cost of sales
Operating expenses	6	125,410	—	414,985	—
Selling and marketing		2,378	—	7,466	—
Depreciation and depletion		11,783	—	39,834	—
Accretion		379	—	1,209	—

		139,950	—	463,494	—

Income from mining operations		60,906	—	253,113	—

Other expenses (income)
General and administrative		2,579	487	9,361	1,469
Exploration and development		1,071	2,375	5,301	6,963
Interest and finance fees	11	7,843	—	35,381	—
Stock-based compensation	10	3,115	—	11,543	496
Interest income		(1,844)	(67)	(6,007)	(171)
Other	12	1,436	—	2,820	(6)

		14,200	2,795	58,399	8,751

Income (loss) before taxes		46,706	(2,795)	194,714	(8,751)

Income and mining taxes (recoverable)	13
Current		14,675	—	86,501	—
Future		8,083	—	(20,269)	(620)

		22,758	—	66,232	(620)

Net income (loss)		$23,948	$(2,795)	$128,482	$(8,131)

Net income (loss) per share	14
Basic		$0.21	$(0.06)	$1.18	$(0.17)

Diluted		$0.18	$(0.06)	$1.05	$(0.17)

See accompanying notes to consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Statements of Cash Flows
Three and Nine Months Ended September 30, 2007 and 2006
(US dollars in thousands – Unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2007	2006	2007	2006
Operating Activities
Net income (loss)		$23,948	$(2,795)	$128,482	$(8,131)
Items not affecting cash
Depreciation and depletion		11,783	—	39,834	—
Accretion		380	—	1,209	—
Amortization of finance fees		729	—	7,146	—
Gain on other derivative instruments		(1,227)	—	(2,615)	—
Stock-based compensation		3,115	—	11,543	496
Future income and mining taxes		8,083	—	(20,269)	(620)
Gain on sale of marketable securities		—	—	—	(6)
Change in non cash working capital	15	(17,694)	(493)	(28,486)	(1,450)

Cash generated by (used in) operating activities		29,117	(3,288)	136,844	(9,711)

Investing Activities
Property, plant and equipment		(3,801)	—	(9,439)	(444)
Deferred stripping costs		(9,896)	—	(25,516)	—
Restricted cash		(81)	—	(1,503)	(235)
Reclamation deposits		(1,890)	—	(2,626)	—
Proceeds from disposition of marketable securities		—	—	—	26

Cash used in investing activities		(15,668)	—	(39,084)	(653)

Financing Activities
Proceeds from issue of common shares		4,805	1,167	48,504	6,732
Long-term debt repayments		(17,333)	—	(150,867)	—

Cash provided by (used in) financing activities		(12,528)	1,167	(102,363)	6,732

Effect of exchange rate changes on cash and cash equivalents		1,169	(8)	2,987	(56)

Increase (decrease) in cash and cash equivalents		2,090	(2,129)	(1,616)	(3,688)

Cash and cash equivalents, beginning of period		94,353	5,356	98,059	6,915

Cash and cash equivalents, end of period		$96,443	$3,227	$96,443	$3,227

Supplementary cash flow information	15
See accompanying notes to consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Statements of Retained Earnings (Deficit)
Three and Nine Months Ended September 30, 2007 and 2006
(US dollars in thousands – Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Retained earnings (deficit), beginning of period	$76,955	$(12,272)	$(27,579)	$(6,936)
Net income (loss)	23,948	(2,795)	128,482	(8,131)

Retained earnings (deficit), end of period	$100,903	$(15,067)	$100,903	$(15,067)

Consolidated Statements of Comprehensive Income (Loss)
Three and Nine Months Ended September 30, 2007 and 2006
(US dollars in thousands – Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Net income (loss)	$23,948	$(2,795)	$128,482	$(8,131)
Other comprehensive income (loss)
Foreign currency translation adjustment	12,322	(6)	25,992	(220)

Comprehensive income (loss)	$36,270	$(2,801)	$154,474	$(8,351)

See accompanying notes to consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts – Unaudited)
1. Description of Business
Thompson Creek Metals Company Inc. (“Thompson Creek” or “the Corporation”) is a Canadian mining company with molybdenum mines and processing facilities in Canada and the United States.
In May 2007, the shareholders of the Corporation approved the name change to Thompson Creek Metals Company Inc. from Blue Pearl Mining Ltd. Also in May 2007, Thompson Creek Metals Company, the principal subsidiary of the Corporation that was acquired in October 2006, changed its name to Thompson Creek Metals Company USA.
In October 2006, the Corporation acquired Thompson Creek Metals Company USA and its subsidiaries (“Thompson Creek USA”), a private company with producing molybdenum mines and processing facilities in Canada and the United States. This acquisition is further described in Note 5 to these unaudited interim consolidated financial statements. At September 30, 2007, the Corporation’s operating assets were comprised of the Thompson Creek Mine located near Challis, Idaho, the Endako Mine (75% joint venture interest) located near Fraser Lake, British Columbia, and the Langeloth Metallurgical facility (“Langeloth”) located in Langeloth, Pennsylvania. The Corporation is also developing the Davidson Project (“Davidson”), a molybdenum deposit located near Smithers, British Columbia.
2. Basis of Presentation
The accompanying unaudited interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as described in Note 3. These unaudited interim consolidated financial statements should be read in conjunction with the notes to the Corporation’s audited consolidated financial statements for the year ended December 31, 2006, as they do not contain all disclosures required by Canadian GAAP for annual financial statements. In management’s opinion, the unaudited financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.
The accompanying unaudited interim consolidated financial statements include the accounts of the Corporation and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. The principal subsidiaries of the Corporation are:
Thompson Creek Metals Company USA
Langeloth Metallurgical Company LLC
Thompson Creek Mining Co.
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
These unaudited interim consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako”) (see Note 16).
All financial figures are presented in United States dollars unless otherwise stated.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts – Unaudited)
3. Change in Accounting Standards
a) Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.
b) Financial Instruments, Hedges, Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA, including CICA Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments - Recognition and Measurement” and Section 3865, “Hedges”.
(i)	Financial Instruments – Recognition and Measurement

Under this new standard, all financial instruments are classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Effective January 1, 2007, the Corporation’s cash equivalents have been classified as available for sale investments and are recorded at fair value on the balance sheet.

All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the carrying amount of the relevant financial instrument.

(ii)	Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
(iii)	Comprehensive Income

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the Corporation’s consolidated financial statements effective the first quarter of 2007. The balance in accumulated other comprehensive income at September 30, 2007 relates entirely to unrealized foreign exchange gains on translation of self-sustaining foreign operations.
At January 1, 2007, in accordance with the transition provisions, the adoption of these standards relating to financial instruments resulted in the following changes to the Corporation’s financial statements:
•	a reclassification of deferred financing fees of $13,267 from assets to long-term debt, resulting in a $13,267 reduction in assets, a $2,230 reduction in the current portion of long-term debt, and a $11,037 reduction in long-term debt; and

•	a change in terminology with reference to foreign currency gains and losses relating to self-sustaining foreign operations. Prior to the adoption of these standards, these unrealized gains and losses were classified and reported in the equity section of the balance sheet as a foreign currency translation adjustment. At January 1, 2007, unrealized foreign exchange losses of $9,625 were reclassified from foreign currency translation adjustment to accumulated other comprehensive loss within the equity section of the balance sheet.
c) Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property. Costs represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the reserve accessed by the stripping activity using the units of production method.
d) Inventories
In June 2007, the CICA released CICA Handbook Section 3031 “Inventories”, which replaces the existing Section 3030 “Inventories”. This standard introduces changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Corporation is evaluating the impact the adoption of this standard will have on its financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
4. Change in Currency
In connection with the acquisition of Thompson Creek USA, the Corporation changed its reporting currency from Canadian dollars to US dollars, effective October 26, 2006. From the date of the acquisition of Thompson Creek USA, substantially all of the Corporation’s revenues have been denominated in US dollars.
The comparative statements of income (loss) and cash flows have been translated using an average rate for the period. Assets and liabilities have been translated at the exchange rate prevailing at the balance sheet date. Shareholders’ equity has been translated using the historic exchange rates in effect at the time of the transactions.
5. Acquisition
Thompson Creek Metals Company USA
On October 26, 2006, the Corporation acquired Thompson Creek USA, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Corporation paid $575,000 in cash for all of the outstanding shares of Thompson Creek USA. Subsequent to the close date, the Corporation paid an additional $61,529 to the former shareholders of Thompson Creek USA related to the acquired accounts receivable pursuant to the acquisition agreement.
The Corporation is also responsible for a contingent payment to the former shareholders of Thompson Creek USA that is based on the average price of molybdenum in each of 2007, 2008 and 2009. If the average price of molybdenum is above $15 per pound for 2007, the Corporation will be required to make a contingent payment of between $50,000 and $100,000 in early 2008. The maximum amount of $100,000 will be payable if the average market price of molybdenum equals or exceeds $25 per pound for 2007. A similar calculation may also be required for 2008 regarding a contingent payment to be made in early 2009. However, the 2009 payment is reduced by the amount of the initial payment to be made in 2008. The total of these two payments cannot exceed $100,000. If the average price of molybdenum exceeds $15 per pound in 2009, the Corporation will be required to make a final contingent payment of $25,000 in early 2010. At September 30, 2007, the Corporation has recorded an acquisition cost payable of $100,000 related to the 2008 contingent payment.
The Corporation has accounted for this acquisition using the purchase method with the Corporation as the acquirer. The results of the acquired operations have been included in the consolidated financial statements of the Corporation from the date of acquisition. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, future income taxes and intangible assets.
The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on the estimated fair values on the acquisition date. Final determinants of fair values will be based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets, the Corporation has recorded goodwill. The final fair-value estimate could be materially different from that currently being used.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)

Preliminary Purchase Price Allocation

Assets
Cash and cash equivalents	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Restricted cash	7,578
Other assets	3,851
Goodwill	151,593

1,018,180

Liabilities
Accounts payable and accrued liabilities	26,968
Long term debt	9,585
Asset retirement obligation	25,651
Future income tax liability	195,051
Sales contract liability	16,583
Other liabilities	7,411

281,249

Net assets acquired	$736,931

Purchase Price

Paid on closing	$575,000
Paid subsequent to closing	61,529
Acquisition cost payable	100,000
Costs	402

$736,931

6. Derivative Instruments
a) Interest Rate Protection Agreement
In April 2007, the Corporation entered in to an interest rate protection agreement which capped the underlying LIBOR at 6.0% on $135,250 of its First Lien credit facility (see Note 8) at a cost of $88. At September 30, 2007, the principal amount covered under this agreement was reduced to $125,875. The Corporation has determined the interest rate protection agreement to be a derivative instrument, the fair value of which was an asset of $76 at September 30, 2007, which has been included in prepaid expenses and other assets.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
b) Forward Currency Contracts
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the Corporation’s share of the Endako Mine operations. These forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. At September 30, 2007, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$18,000 at an average rate of US$0.95 (December 31, 2006 – Cdn$22,631 at an average rate of US$0.89). The Corporation has determined these contracts to be derivative instruments, the fair value of which was an asset of $1,001 at September 30, 2007 (December 31, 2006 – a liability of $571), which has been included in prepaid expenses and other assets. These contracts have resulted in losses of $1,619 and gains of $560 being reported for the three and nine month periods ended September 30, 2007, respectively (2006 – nil).
c) Embedded Derivatives
The Corporation has entered into agreements to purchase molybdenum at prices to be determined in the future. Canadian GAAP considers the future pricing mechanism of these agreements to be an embedded derivative, and as such, requires that inventory and the associated liability be recognized on the date of the transaction with resulting changes to the fair value of the embedded derivative being included in the determination of net income. At September 30, 2007, the fair value of these embedded derivatives was a liability of $2,665 which has been included in accounts payable and accrued liabilities. For the three months ended September 30, 2007, gains of $3,334 were included in operating expenses. For the nine months ended September 30, 2007, losses of $9,893 were included in operating expenses.
d) Sales Contracts
The Corporation sells some of its production under fixed-price agreements. Current fixed-price agreements in place cover the period 2007 to 2011. The Corporation has determined these agreements to be derivative instruments and records their estimated fair value at each balance sheet date with the resulting change in fair value being included in the determination of income. At September 30, 2007, the fair value of these agreements was a liability of $7,186 which has been included in sales contract liabilities, resulting in gains of $5,513 for the three month period ended September 30, 2007, and losses of $3,403 for the nine month period ended September 30, 2007, being included in molybdenum sales.
7. Property, Plant and Equipment

	September 30	December 31
	2007	2006
Mining properties	$266,738	$249,857
Mining equipment	156,028	134,799
Processing facilities	103,688	104,344
Development properties	2,061	1,525
Deferred stripping costs	25,516	—
Other	509	140

	554,540	490,665
Less: Accumulated depreciation and depletion	(52,818)	(10,478)

	$501,722	$480,187

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
The Corporation has recorded the following deferred stripping costs:

Amount
Balance, December 31, 2006	$—
Addition of deferred stripping costs	25,516
Amortization of deferred stripping costs	—

Balance, September 30, 2007	$25,516

8.	Long-term Debt
Long-term debt consists of:

	September 30	December 31
	2007	2006
First Lien Senior	$252,795	$340,000
Second Lien Senior	—	61,855
Equipment loans	7,412	9,218

	260,207	411,073
Less: Finance fees	(6,122)	(13,267)

	254,085	397,806
Less: Current portion	(66,893)	(73,758)

	$187,192	$324,048

On March 15, 2007, the Corporation repaid amounts owing on the Second Lien credit facility. The Corporation paid a prepayment premium of $2,474 on this transaction. In connection with this prepayment, the Corporation expensed $3,494 in finance fees related to the Second Lien credit facility.
In addition to scheduled principal payments, during the nine months ended September 30, 2007, the Corporation repaid $34,051 on the First Lien credit facility with proceeds from equity issuances.
At September 30, 2007, the effective interest rate on funds advanced under the First Lien credit facility was 9.9% and the effective interest rate on the equipment loans was 7.1%.
The First Lien credit facility includes a $22,500 revolving collateralized line of credit that was not utilized during the first nine months of 2007.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
9. Asset Retirement Obligations
The following is a summary of the Corporation’s mine closure and reclamation liabilities for the Thompson Creek Mine, Endako, and the Davidson Project:

	Thompson
	Creek	Endako	Davidson	Total
Balance, December 31, 2005	$—	$—	$193	$193
Acquisition (Note 5)	20,684	4,967	—	25,651
Accretion	245	69	12	326
Currency translation	—	(172)	(6)	(178)

Balance, December 31, 2006	20,929	4,864	199	25,992
Accretion	1,183	221	10	1,414
Currency translation	—	825	35	860

Balance, September 30, 2007	$22,112	$5,910	$244	$28,266

10. Shareholders’ Equity
a) Common Shares
A summary of common share transactions is as follows:

	Number of
	Common
	Shares	Amount
	(000’s)
Balance, December 31, 2005	43,079	$11,867
Issued in connection with the Thompson Creek USA acquisition	49,087	203,050
Private placements	1,585	2,921
Issue costs	—	(11,647)
Warrants exercised	5,547	4,093
Options exercised	1,230	573

Balance, December 31, 2006	100,528	$210,857
Private placement	3,000	31,898
Issue costs	—	(901)
Warrants exercised	5,020	3,852
Options exercised	4,432	19,018

Balance, September 30, 2007	112,980	$264,724

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
In February 2007, the Corporation renounced, for income tax purposes, exploration expenses of Cdn$3,092 to the purchasers of the Corporation’s flow-through common shares. As a result of this renunciation, the Corporation recorded a future tax liability and corresponding share issue cost of $901.
In April 2007, the Corporation brokered a private placement of 3,000,000 common shares at a price of Cdn$12.00 per common share for total proceeds of $31,898.
b) Warrants
A summary of the transactions in the warrants account is as follows:

	Number of
	Warrants	Amount
	(000’s)
Balance, December 31, 2005	9,858	$646
Issued in connection with the Thompson Creek USA acquisition	24,543	37,064
Private placement	700	184
Agent compensation warrants	76	110
Issue costs	—	(1,989)
Exercised	(5,547)	(570)

Balance, December 31, 2006	29,630	$35,445
Exercised	(5,020)	(403)
Expired	(9)	(1)

Balance, September 30, 2007	24,601	$35,041

c) Contributed Surplus

Amount
Balance, December 31, 2005	$422
Options granted	14,619
Options exercised	(88)

Balance, December 31, 2006	$14,953
Options granted	11,470
Options exercised	(5,860)
Warrants expired	1
Stock-based compensation tax adjustment	1,863

Balance, September 30, 2007	$22,427

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
d) Stock-based Compensation
The Corporation uses the fair value method of accounting for stock-based compensation and recognized an expense of $3,115 and $11,543 for the three and nine month periods ended September 30, 2007, respectively, (2006 – nil and $496, respectively,) for its stock-based compensation plan.
The Corporation granted 435,000 share options to employees during the three months ended September 30, 2007 and a total of 1,900,000 share options to employees during the nine months ended September 30, 2007. These options have exercise prices ranging from Cdn$8.93 to Cdn$19.54, a term of five years and vest at the time of award or over a period of two years. The weighted-average fair value of these option grants was estimated at $6.92 per share option at the grant date using the Black-Scholes option pricing model and the following weighted-average assumptions:

Expected life	5 years
Risk free interest rate	4.21%
Expected volatility	45.6%
Dividend yield	0.0%
In computing the fair value of stock-based awards, the Corporation has determined that the historic volatility of its share price reflects that of an exploration company rather than that of the operating company it became upon the acquisition of Thompson Creek USA. For option grants made in the nine months ended September 30, 2007, the Corporation has utilized an expected volatility that has been computed using a weighted average of an operating mining company peer-group average and the Corporation’s actual share price volatility from the date it acquired Thompson Creek USA. Further, in the absence of reliable evidence to support a shorter useful life estimate, the Corporation has used the full contractual life of the option awards in determining the fair value.
In the three months ended September 30, 2007, 669,000 options with an average exercise price of $7.46 were exercised (2006 – 227,500 options with an average exercise price of $0.70 were exercised). In the nine months ended September 30, 2007, 4,431,800 options with an average exercise price of $3.25 were exercised (2006 – 950,000 options with an average exercise price of $0.46 were exercised).
11. Interest and Finance Fees

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Interest expense	$7,114	$—	$25,761	$—
Finance fees	729	—	7,146	—
Debt prepayment premium (see Note 8)	—	—	2,474	—

	$7,843	$—	$35,381	$—

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
12. Other (Income) Expense

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Loss on foreign exchange	$2,652	$—	$5,110	$—
Gain on other derivative instruments	(1,227)	—	(2,615)	—
Other	11	—	325	(6)

	$1,436	$—	$2,820	$(6)

13. Income and Mining Taxes

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Current income and mining taxes	$14,675	$—	$86,501	$—
Future income and mining taxes	8,083	—	(20,269)	(620)

	$22,758	$—	$66,232	$(620)

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Income (loss) before taxes	$46,706	$(2,795)	$194,714	$(8,751)
Combined Canadian federal and provincial income tax rates	34.12%	34.12%	34.12%	34.12%
Income taxes (recoverable) based on above rates	$15,936	$(954)	$66,436	$(2,986)
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	217	—	4,605	—
Provincial and state mining taxes	2,531	—	7,745	—
Withholding tax on distributions	4,465	—	4,465	—
Non-deductible expenses	6,792	1	8,389	173
Non-taxable income	(7,077)	—	(7,077)	—
Depletion allowance	(4,249)	—	(21,420)	—
Change in valuation allowance	2,734	953	3,663	2,813
Other	1,409	—	(574)	(620)

Income and mining taxes (recoverable)	$22,758	$—	$66,232	$(620)

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
14. Net Income (Loss) Per Share

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Net income (loss)	$23,948	$(2,795)	$128,482	$(8,131)

Basic weighted-average number of shares outstanding (000’s)	112,875	50,186	109,151	47,755
Effect of dilutive securities
Stock options	3,639	—	2,927	—
Warrants	13,124	—	9,907	—

Diluted weighted-average number of shares outstanding (000’s)	129,638	50,186	121,985	47,755

Net income (loss) per share
Basic	$0.21	$(0.06)	$1.18	$(0.17)

Diluted	$0.18	$(0.06)	$1.05	$(0.17)

For the three and nine month periods ended September 30, 2007, 435,000 and 1,357,500 stock options have been excluded from the computation of diluted securities, respectively, as these would be considered to be anti-dilutive (2006 – 3,456,000 stock options and 5,555,675 warrants).
15. Supplementary Cash Flow Information

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Change in non-cash working capital:
Accounts receivable	$22,387	$(153)	$6,758	$(464)
Product inventory	(250)	—	8,337	—
Material and supplies inventory	(507)	—	(450)	—
Prepaid expenses and other assets	(128)	(1,448)	(297)	(1,439)
Income and mining taxes recoverable	(6,453)	—	(18,413)	—
Accounts payable and accrued liabilities	(31,434)	1,108	5,976	453
Income and mining taxes payable	(1,109)	—	(32,237)	—
Severance and retention	(200)	—	1,840	—

	$(17,694)	$(493)	$(28,486)	$(1,450)

Cash interest paid	$8,635	$—	$32,825	$—
Cash income and mining taxes paid	$30,146	$—	$146,216	$—

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)

	September 30	December 31
	2007	2006
Cash and cash equivalents is comprised of:
Cash	$33,524	$28,536
Cash equivalents	62,919	69,523

	$96,443	$98,059

Cash equivalents consist of money market instruments issued or guaranteed by major financial institutions and governments that have an original maturity date of less than 90 days.
16. Joint Venture
Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The Corporation acquired its interest in this joint venture as part of its acquisition of Thompson Creek USA.
The following is a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture.

	September 30	December 31
	2007	2006
Assets
Current assets	$75,395	$58,873
Property, plant and equipment, net	$148,098	$138,764
Other long-term assets	$30,273	$22,884

Liabilities
Current liabilities	$9,781	$23,324
Other liabilities	$61,786	$56,462

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Revenue	$59,211	$—	$156,527	$—
Cost of sales	$24,659	$—	$64,638	$—
Net earnings	$18,467	$—	$48,114	$—

Cash flows
Operating	$24,036	$—	$39,716	$—
Investing	$(236)	$—	$(624)	$—
Financing	$(20,879)	$—	$(33,089)	$—

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
17. Related Party Transactions
Under the Endako joint venture agreement, all production from Endako is sold by the joint venture participants, acting as agents for the joint venture. Consolidated sales to members of a group of companies associated with the other participant in the Endako joint venture were $45,578 and $138,146 for the three month and nine month periods ended September 30, 2007, respectively (2006 – nil). At September 30, 2007, accounts receivable included $13,168 owing from this group of companies (December 31, 2006 – $7,553). Sales to this related party represent 23.6% and 19.3% of the Corporation’s total revenues for the three and nine month periods ended September 30, 2007.
18. Segment Information
The Corporation operates in a single industry segment — the mining, milling, roasting and sale of molybdenum products.
Geographic segment information for the three months ended September 30, 2007 is comprised of the following:

	US	Canadian
	Operations	Operations	Corporate	Total
Revenues
Molybdenum sales	$136,694	$59,211	$—	$195,905
Tolling and calcining	4,951	—	—	4,951

	141,645	59,211	—	200,856

Cost of sales
Operating expenses	106,598	18,812	—	125,410
Selling and marketing	1,594	784	—	2,378
Depreciation and depletion	6,793	4,974	16	11,783
Accretion	287	89	3	379

	115,272	24,659	19	139,950

Income (loss) from mining operations	$26,373	$34,552	$(19)	60,906

Other expenses (income)
General and administrative				2,579
Exploration and development				1,071
Interest and finance fees				7,843
Stock-based compensation				3,115
Interest income				(1,844)
Other				1,436

				14,200

Income before taxes				46,706

Income and mining taxes
Current				14,675
Future				8,083

				22,758

Net income				$23,948

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
Geographic segment information for the nine months ended and as at September 30, 2007 is comprised of the following:

	US	Canadian
	Operations	Operations	Corporate	Total
Revenues
Molybdenum sales	$541,368	$156,527	$—	$697,895
Tolling and calcining	18,712	—	—	18,712

	560,080	156,527	—	716,607

Cost of sales
Operating expenses	368,166	46,819	—	414,985
Selling and marketing	5,490	1,976	—	7,466
Depreciation and depletion	24,219	15,565	50	39,834
Accretion	921	278	10	1,209

	398,796	64,638	60	463,494

Income (loss) from mining operations	$161,284	$91,889	$(60)	253,113

Other expenses (income)
General and administrative				9,361
Exploration and development				5,301
Interest and finance fees				35,381
Stock-based compensation				11,543
Interest income				(6,007)
Other				2,820

				58,399

Income before taxes				194,714

Income and mining taxes
Current				86,501
Future				(20,269)

				66,232

Net income				$128,482

Capital expenditures	$7,832	$624	$983	$9,439

Long-lived assets	$381,847	$153,081	$2,731	$537,659

Goodwill	$128,791	$25,290	$—	$154,081

Total assets	$624,906	$253,766	$164,019	$1,042,691

Liabilities	$184,799	$71,567	$346,863	$603,229
Comparative information for three and nine month periods ended September 30, 2006 is not provided as the Corporation had no operations in the first nine months of 2006, except for exploration costs related to the Davidson project.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2007
(US dollars in thousands, except per share amounts — Unaudited)
19. Commitments and Contingencies
The Langeloth facility’s air emissions permit expired on December 20, 2006. The renewal application was submitted in March 2006 and no new variances are expected to the permit. The Langeloth facility has a water treatment plant to control heavy metals to comply with water discharge regulations. Renewal for this permit was applied for in 1992 and is still pending. The facility is operating under both existing permits and the regulators have been performing inspections and are aware of the permit requirements. Under current laws, the facility can operate under existing permits.
20. Comparative Figures
Certain of the prior periods’ figures have been reclassified to conform with the current period’s presentation.